Exhibit 99.2

CONFIRMATION OF GROUPE CASINO'S INTENTION TO LAUNCH A CASH TENDER OFFER FOR ANY AND ALL OUTSTANDING COMMON SHARES OF CNOVA N.V.

Following today's announcement by Cnova N.V.[1] ("Cnova") and Via Varejo SA ("Via Varejo"), entities of the Casino Group, that they have entered into a binding agreement governing the reorganization of Cnova's Brazilian subsidiary, Cnova Brazil, within Via Varejo (the "Reorganization"), Casino, Guichard-Perrachon is affirming its intention, previously announced on May 12, 2016, to launch a voluntary cash tender offer for any and all outstanding Cnova common shares at an offer price of US$5.50 (and an offer price of €4.96[2]), following and subject to the completion of the Reorganization, which is expected to occur during the fourth quarter of 2016.

The offer price represents an 82% premium to the closing price for Cnova shares on April 27, 2016 (US$3.03), the last trading day prior to initial public reports of the potential offer.

By a separate agreement, Companhia Brasileira de Distribuiçao (a minority shareholder of Cnova N.V. and entity of the Casino Group) has agreed not to tender its Cnova shares into Casino's offer or otherwise transfer or dispose of its shares prior to settlement of the offer.

Note to investors:

In this press release, Casino cautions that there can be no assurance as to when Casino's offer will be launched or whether it will be launched at all. The launch of Casino's voluntary tender offer will follow completion of the Reorganization, which remains subject to the fulfilment of certain conditions precedent (including, in particular, the absence of a material adverse event prior to completion of the Reorganization).

Important Information for Investors and Security Holders:

This press release does not constitute an offer to purchase, nor a solicitation to sell any securities. Investors are strongly advised to read, if and when they become available, the information materials relating to the tender offer because they will contain important information.

The potential tender offer for Cnova's outstanding ordinary shares, par value €0.05 per share, described in this press release has not commenced and may never commence.  If and when the offer is commenced, Casino will file a tender offer statement on Schedule TO with the U.S. Securities and Exchange Commission (the "SEC"), Cnova will timely file a solicitation/recommendation statement on Schedule 14D-9 with respect to the offer, Casino will file a draft tender offer memorandum (projet de note d'information) with the French Autorité des marchés financiers ("AMF") and Cnova will timely file a draft memorandum in response (projet de note d'information en réponse) including the recommendation of its board of directors, with respect to the offer. Casino and Cnova intend to mail these documents to the shareholders of Cnova to the extent permissible under applicable laws.

1 Press release of Cnova as of August 8, 2016 available on the website of the company (http://www.cnova.com/en)
2 Estimate given for reference only on the basis of the European central bank exchange rate as of August 8, 2016 (1 € for 1.1087 US$)

Any tender offer document and any document containing a recommendation with respect to the offer statement (including any offer to purchase, any related letter of transmittal and other offer documents) and the solicitation/recommendation statement will contain important information that should be read carefully before any decision is made with respect to any tender offer.  Those materials, as amended from time to time, will be made available to Cnova's shareholders at no expense to them at www.cnova.com.  In addition, any tender offer materials and other documents that Casino and/or Cnova may file with the SEC and the AMF will be made available to all investors and shareholders of Cnova free of charge at www.groupe-casino.fr and www.cnova.com.  Unless otherwise required by law, all of those materials (and all other offer documents filed with the SEC and the AMF) will be available at no charge on the SEC's website: www.sec.gov and on the AMF's website: www.amf-france.org.

ANALYST AND INVESTOR CONTACTS
Régine GAGGIOLI – Tel : +33 (0)1 53 65 64 17
rgaggioli@groupe-casino.fr
ou
+33 (0)1 53 65 24 17
IR_Casino@groupe-casino.fr

PRESS CONTACTS

CASINO
Tel : +33 (0)1 53 65 24 78
directiondelacommunication@groupe-casino.fr

IMAGE 7
Grégoire Lucas
Tél : +33 (0)1 53 70 74 84
Mob : +33 (0)6 71 60 02 02
glucas@image7.fr